Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 14 DATED JULY 19, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

FR - Timbergrove Village Controlled Subsidiary – Houston, TX

On October 12, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Timbergrove Village, LLC (the “FR - Timbergrove Village Controlled Subsidiary”), for a purchase price of approximately $1,151,000, which was the initial stated value of our equity in a new investment round in the FR - Timbergrove Village Controlled Subsidiary (the “Timbergrove Village Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the FR - Timbergrove Village Controlled Subsidiary for a purchase price of approximately $10,359,000 (the “Timbergrove Village Interval Fund Investment” and, together with the Timbergrove Village Growth VII eREIT Investment, the “Timbergrove Village Investment”). The FR - Timbergrove Village Controlled Subsidiary used the proceeds of the Timbergrove Village Investment to acquire 8.9 acres of unimproved land generally located off of Minimax Drive in Houston, TX (the “Timbergrove Village Property”). Details of this acquisition can be found here.

To date, the value of the Timbergrove Village Investment has increased to approximately $25,531,000, including approximately $4,403,000 of horizontal development costs incurred since the initial acquisition date.

On June 29, 2023 the first tranche of homes in the Timbergrove Village Property was completed. Thirty-seven (37) units were delivered for a vertical development cost of approximately $9,618,000. Inclusive of land, and horizontal and vertical development costs the average cost per unit is approximately $429,000. The remaining sixty (60) units are expected to be delivered in monthly tranches, with the final tranche expected to close in October 2023.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.